Exhibit 12.1

Chesapeake Corporation
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratio of earnings to fixed charges)

	Fiscal Years Ended On
	12/31/06		1/01/06	1/02/05	12/28/03	12/29/02

Earnings:
Pre tax income (loss) from continuing operations
before adjustment for minority interests in
consolidated subsidiaries or income/loss from
equity investees	(32.4)		(306.7)	16.2	24.1	13.9
Fixed charges	42.8		36.5	40.5	46.7	48.6
Pre tax losses of equity investees	-		-	-	-	-
	----------		----------	----------	----------	----------
	10.4		(270.2)	56.7	70.8	62.5

Less capitalized interest	-		-	0.4	1.0	0.1
Less minority interest	-		(0.7)	(0.7)	(1.0)	(0.2)
	----------		----------	----------	----------	----------
Total Earnings	10.4		(269.5)	57.0	70.8	62.6

Fixed Charges:
Interest expensed and capitalized and amortization
of premiums, discounts and capitalized
expenses related to indebtedness	39.6		33.6	37.8	44.3	46.3
Estimated interest component of rental expense (1)	3.2		2.9	2.7	2.4	2.3
	----------		----------	---------	----------	----------
Total Fixed Charges	42.8		36.5	40.5	46.7	48.6

Ratio of earnings to fixed charges	-	(2)	- (2)	1.4	1.5	1.3

(1) Represents approximately one-third of rent expense which is deemed to represent the interest component of rental payments.
(2) Earnings, as defined, were inadequate to cover fixed charges by $32.4 million in 2006 and $306.0 million in 2005.